September 17,
2019

Maurice Zauderer
Chief Executive Officer
Vaccinex, Inc.
1895 Mount Hope Avenue
Rochester, NY 14620

       Re: Vaccinex, Inc.
           Registration Statement on Form S-3
           Filed September 3, 2019
           File No. 333-233607

Dear Dr. Zauderer:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that your exclusive jurisdiction provision in your amended and restated
       certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise to describe this provision and disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
 Maurice Zauderer
Vaccinex, Inc.
September 17, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Donald Field at 202-551-3680 or Justin Dobbie at 202-551-3469 with any questions



FirstName LastNameMaurice Zauderer                         Sincerely,
Comapany NameVaccinex, Inc.
                                                           Division of
Corporation Finance
September 17, 2019 Page 2                                  Office of Healthcare
& Insurance
FirstName LastName